Exhibit 7.2
COGNOVIT DEMAND PROMISSORY NOTE

$6,500,000.00	Cleveland, Ohio
dated effective as of June 15, 2006

FOR VALUE RECEIVED, AMSDELL AND AMSDELL, an Ohio general partnership, having an address at 6755 Engle Road, Suite A, Middleburg Heights, OH 44130 (“Maker”), hereby unconditionally promises to pay to the order of Bernard L. Karr, Trustee of the Robert J. Amsdell Family Irrevocable Trust Dated June 4, 1998, having an address at McDonald Hopkins, LLC, 600 Superior Avenue, E., Suite 2100, Cleveland, Ohio 44114 (“Payee”), or at such place as the holder hereof may from time to time designate, the principal sum of Six Million Five Hundred Thousand and 00/100 Dollars ($6,500,000.00), or such lesser amount as from time to time may be outstanding hereunder, in lawful money of the United States of America plus interest at a rate of (i) LIBOR plus 250 basis points from the date hereof until November 22, 2006, (ii) thereafter LIBOR plus 185 basis points, or (iii) such other fixed rate of interest agreed to in writing from time to time between Maker and Payee; the foregoing interest payable pursuant to the terms of this Cognovit Demand Promissory Note (“Note”). Interest shall be calculated based upon a year comprised of 360 days. Both unpaid principal and accrued interest shall be PAYABLE ON DEMAND. For purposes of this Note, “LIBOR” shall mean the one (1) month LIBOR Rate quoted by UBS Bank USA from Telerate Page 3750 or any successor thereto, which shall be that one (1) month LIBOR rate in effect and reset each business day. If for any reason the LIBOR Rate is unavailable and/or USB Bank USA is unable to determine the LIBOR Rate, the LIBOR Rate shall be deemed to be equal to the Prime Rate as printed in the Wall Street Journal for such business day.
ARTICLE 1 — SAVINGS CLAUSE
     This Note is subject to the express condition that at no time shall Maker be obligated or required to pay interest on the principal balance of this Note at a rate which could subject Payee to either civil or criminal liability as a result of being in excess of the maximum legal rate permitted by law. If, by the terms of this Note, Maker is at any time required or obligated to pay interest on the principal balance due hereunder at a rate in excess of the maximum legal rate permitted by law, the interest rate payable under this Note shall be deemed to be immediately reduced to the maximum legal rate permitted by law and all previous payments in excess of the maximum legal rate permitted by law shall be deemed to have been payments in reduction of principal and not on account of the interest due hereunder. All sums paid or agreed to be paid to Payee for the use, forbearance, or detention of the sums due under this Note, shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full stated term of this Note until payment in full so that the rate or amount of interest on account of this Note does not exceed the maximum legal rate permitted by law of interest from time to time in effect and applicable to this Note for so long as this Note is outstanding.
ARTICLE 2 — NO ORAL CHANGE
     This Note may not be modified, amended, waived, extended, changed, discharged or terminated orally or by any act or failure to act on the part of Maker or Payee, but only by an agreement in writing signed by the party against whom enforcement of any modification, amendment, waiver, extension, change, discharge or termination is sought.
ARTICLE 3 — WAIVERS
     Maker and all others who may become liable for the payment of all or any part of this Note do hereby severally waive presentment and demand for payment, notice of dishonor, notice of intention to accelerate, notice of acceleration, protest and notice of protest and non-payment and all other notices of any kind. No extension of time for payment of this Note or any installment hereof, and no alteration, amendment or waiver of any provision of this Note made by agreement between Payee or any other person shall release, modify, amend, waive, extend, change, discharge, terminate or affect the liability of Maker, and any other person who may become liable for the payment of all or any part under this Note. No notice to or demand on Maker shall be deemed to be a waiver of the obligation of Maker or of the right of Payee to take further action without further notice or demand as provided for in this Note.
ARTICLE 4 — PREPAYMENTS
     Maker shall have the right to pre-pay this Note in whole or in part at any time without premium or penalty. Any pre-payment shall first be applied to unpaid interest and then to outstanding principal.
ARTICLE 5 — GOVERNING LAW
     This Note shall be governed in accordance with the laws of the State of Ohio.
ARTICLE 6 — NO CONSUMER TRANSACTION
     Maker acknowledges that this Note does not arise out of a consumer loan or consumer transaction.
ARTICLE 7 — SEVERABILITY
     In the event that any provision or clause of this Note is found to be void or unenforceable to any extent and for any reason, all remaining provisions of this Note shall remain in full force and effect to the maximum extent permitted, and this Note shall be enforceable as if such void or unenforceable provision has never been made a part hereof. To this end, the provisions of this Note are declared to be severable.
ARTICLE 8 — CONFESSION OF JUDGMENT
     Any attorney-at-law may appear in any court of record situated in the County where any Maker resides or conducts business or in the County where any Maker signed this warrant and being in the United States at any time after the debt hereby evidenced shall become due, either at its stated maturity or by declaration, and waive the issuing and service of process and confess judgment against any Maker, in favor of the holder(s), for the amount then owing hereon, together with the costs of suit, and thereupon release all errors and waive all rights of appeal.
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     IN WITNESS WHEREOF, Maker has duly executed this Note effective as of the day and year first above written. Notwithstanding the foregoing, Maker acknowledges the actual date of execution is August 17, 2007.
     WARNING — BY SIGNING THIS PAPER YOU GIVE UP YOUR RIGHT TO NOTICE AND COURT TRIAL. IF YOU DO NOT PAY ON TIME A COURT JUDGMENT MAY BE TAKEN AGAINST YOU WITHOUT YOUR PRIOR KNOWLEDGE AND THE POWERS OF A COURT CAN BE USED TO COLLECT FROM YOU REGARDLESS OF ANY CLAIMS YOU MAY HAVE AGAINST THE CREDITOR WHETHER FOR RETURNED GOODS, FAULTY GOODS, FAILURE ON HIS PART TO COMPLY WITH THE AGREEMENT, OR ANY OTHER CAUSE.

AMSDELL AND AMSDELL, an Ohio general partnership

	By:	Robert J. Amsdell Robert J. Amsdell, a general partner

and	By:	Barry Amsdell Barry Amsdell, a general partner

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